CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” dated August 9, 2013.

I, Glen Cole residing at 15 Langmaid Court, Whitby, Ontario do hereby certify that:

1)	I am a Principal Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;
2)
I am a graduate of the University of Cape Town in South Africa with a B.Sc (Hons) in Geology in 1983; I obtained an M.Sc (Geology) from the University of Johannesburg in South Africa in 1995 and an M.Eng in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986. Between 1986 and 1989 I worked as a staff geologist on various Anglo American mines. Between 1989 and 2005 I have worked for Goldfields Ltd at several exploration projects, underground and open pit mining operations in Africa and held positions of Mineral Resources Manager, Chief Mine Geologist and Chief Evaluation Geologist, with the responsibility for estimation of mineral resources and mineral reserves for development projects and operating mines. Since 2006, I have estimated and audited mineral resources for a variety of early and advanced base and precious metals projects in Africa, Canada, Chile and Mexico.

3)
I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#1416), the Association of Professional Engineers and Geoscientists of the Province of Saskatchewan (PEGS#26003)  and am also registered as a Professional Natural Scientist with the South African Council for Scientific Professions (Reg#400070/02);

4)	I have not personally inspected the Phoenix Gold Project, but have relied on site visits by Mr. Stephen Taylor, PEng (PEO # 90365834) on January 22, 2013 and on April 17, 2013.
5)
I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)
I am the co- author of this report and responsible for sections 1 to 11, 13, 24, 25 and Appendix A to D of this technical report and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)
SRK Consulting (Canada) Inc. was retained by Rubicon Minerals Corporation to prepare a technical audit of the Phoenix gold project. In conducting our audit, a gap analysis of project technical data was completed using CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Rubicon Minerals Corporation personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Phoenix gold project or securities of Rubicon Minerals Corporation; and
12)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Toronto, Ontario August 9, 2013	"Glenn Cole" (signed and sealed) Glen Cole, P.Geo (APGO#1416) Principal Consultant (Resource Geology)